02037719

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of **May, 2002**

MERCURY PARTNERS & COMPANY INC.

(Exact Name of Registrant as specified in its charter)

Suite 613, 375 Water Street, Vancouver, British Columbia, Canada V6B 5C6
(604) 689-7565
(Address and telephone number of Registrant's executive office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

[X] Form 20-F [__] Form 40-F

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes _____ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-________________).

Mercury Partners & Company Inc.

Notice of Annual Meeting
and Proxy Circular

Time: Thursday, June 27, 2002
at 7:30 a.m.

Place: Suite 613, 375 Water Street
Vancouver, B.C.
V6B 5C6

MERCURY PARTNERS & COMPANY INC.
Suite 613, 375 Water Street
Vancouver, B.C. V6B 5C6

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 27, 2002

TO: The Shareholders of Mercury Partners & Company Inc.

NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of shareholders of Mercury Partners & Company Inc. (the "Corporation") will be held in Vancouver, British Columbia, at Suite 613, 375 Water Street, on Thursday, the 27th day of June, 2002, at 7:30 a.m. (Vancouver time), for the following purposes:

1. To receive and consider the comparative financial statements of the Corporation for the financial year ended December 31, 2001, together with the report of the auditors thereon;

2. To elect a Class III director of the Corporation;

3. To appoint auditors for the ensuing year and to authorize the directors to fix their remuneration for the ensuing year; and

4. To transact such other business as may properly come before the Meeting or any adjournment thereof.

Accompanying this Notice of Meeting is a Proxy Circular, a Form of Proxy, the comparative financial statements of the Corporation for the financial year ended December 31, 2001, and a form whereby shareholders may request to be added to the Corporation's supplemental mailing list.

Shareholders who are unable to attend the Meeting are requested to complete, sign, date and return the Form of Proxy. A proxy will not be valid unless it is deposited with the Corporation c/o Suite 1280 - 625 Howe Street, Vancouver British Columbia, V6C 2T6, Fax: (604) 684 7377, not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the Meeting or any adjournment thereof.

DATED at Vancouver, British Columbia, this 16th day of May, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Tom S. Kusumoto
TOM S. KUSUMOTO
President

If you are a non-registered shareholder of the Corporation and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting.

MERCURY PARTNERS & COMPANY INC.

PROXY CIRCULAR

INFORMATION PROVIDED AS AT MAY 16, 2002 FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 27, 2002 (THE "MEETING").

This proxy circular (the "Proxy Circular") is furnished in connection with the solicitation of proxies by management of Mercury Partners & Company Inc. (the "Corporation") for use at the Meeting, at the time and place and for the purposes set forth in the attached notice of meeting (the "Notice of Meeting"). It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Corporation at nominal cost.

The cost of this solicitation will be borne by the Corporation. The Corporation will also pay the broker-dealers, banks or other nominee shareholders of record of the Corporation their reasonable expenses in mailing copies of the foregoing material to beneficial owners of shares of the Corporation.

All dollar amounts in this Proxy Circular are in United States currency, unless otherwise specified.

The Notice of Meeting, a form of proxy and this Proxy Circular will be mailed to shareholders commencing on or about May 20, 2002.

RECORD DATE AND NOTICE

The directors of the Corporation have set May 16, 2002 as the record date for determining which shareholders will be entitled to receive notice of and to vote at the Meeting. Advance notice of the record date for the Meeting was published in *The Globe and Mail* on April 22, 2002. If a shareholder transfers any shares after the record date and the new holder of such shares establishes proper ownership thereof, the new holder may have his or her name included on the list of shareholders entitled to vote at the Meeting upon filing a written request to that effect with the Secretary of the Corporation, c/o Suite 1000, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, not later than 10 days before the Meeting or any adjournment thereof.

APPOINTMENT OF PROXYHOLDERS AND REVOCATION OF PROXIES

The persons named in the form of proxy (the "Proxy") as proxyholders are directors of the Corporation. A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting may do so, either by striking out the printed names and inserting the desired person's name in the blank space provided in the Proxy or by completing another proper Proxy and, in either case, delivering the completed proxy to the Corporation c/o Suite 1280 - 625 Howe Street, Vancouver British Columbia, V6C 2T6, Fax: (604) 684 7377, not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the Meeting or any adjournment thereof.

A shareholder who has given a proxy may revoke it by an instrument in writing delivered to the Corporation, c/o Suite 1280 - 625 Howe Street, Vancouver British Columbia, V6C 2T6, Fax: (604) 684 7377, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner provided by law.

VOTING OF PROXIES

If the Proxy is completed, signed and delivered to the Corporation, the persons named as proxyholders therein will vote or withhold from voting the shares in respect of which they are appointed as proxyholders, in accordance with the instructions of the shareholder appointing them, on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. The Proxy confers discretionary authority upon the persons named therein with respect to all other matters which may properly come before the Meeting or any adjournment thereof. As of the date of this Proxy Circular, the board of directors of the Corporation (the "Board") knows of no such amendments, variations or other matters to come before the Meeting, other than matters referred to in the Notice of Meeting. However, if other matters should properly come before the Meeting, the Proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the Proxy.

If no choice is specified by a shareholder in the Proxy with respect to any matter identified therein or any amendments or variations to such matters, it is intended that the person designated by management in the Proxy will vote the shares represented by the Proxy in favour of any such matter and for substitute nominees of management for directors, if necessary.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation's authorized capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of Class A preferred shares, none of which are issued and outstanding, having the preferences, rights, conditions, restrictions, limitations and prohibitions as set forth in the Corporation's Articles. As at May 16, 2002, there were a total of 7,994,698 common shares of the Corporation outstanding. Each common share entitles the holder thereof to one vote.

To the knowledge of the directors and senior officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the votes attached to the issued and outstanding common shares of the Corporation.

ELECTION OF DIRECTORS

The Corporation's Articles provide for three classes of directors with staggered terms. Each director holds office until the expiry of his term or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Bylaws of the Corporation or with the provisions of the *Business Corporations Act* (Yukon). At each annual meeting of the Corporation, a class of directors is elected to hold office for a three year term. Successors to the class of directors whose terms expire are identified as being of the same class as the directors they succeed and are elected to hold office for a term expiring at the third succeeding annual meeting of shareholders. A director appointed or elected to fill a vacancy on the board of directors holds office for the unexpired term of his predecessor.

At the Meeting, shareholders will be called upon to elect a Class III director. Tom S. Kusumoto is to be re-elected as a Class III director to serve for a term of three years until the annual general meeting of shareholders for the year 2004, to be held in the year 2005. If Mr. Kusumoto becomes unwilling or unable to serve as a director, the Proxy may be voted for the election of such other person as will be designated by the directors. Proxies received by the directors on which no designation is made will be voted for the management nominees for election as directors or any substitute nominees thereof as may be determined by management, if necessary.

Alex W. Blodgett and Lance Eng, both Class I directors, have one year remaining in their respective terms as directors of the Corporation, which expire at the 2002 meeting, to be held in the year 2003.

Tian Kusumoto, a Class II director, has two years remaining in his term as a director of the Corporation, which expires at the 2003 annual meeting of shareholders, to be held in the year 2004.

Set forth below is the information regarding the management nominee for election at the Meeting as a director of the Corporation and each director of the Corporation whose term of office will continue after the meeting.

Name and Present Position with the Corporation	Principal Occupation	Director Since	Number of Shares Beneficially Owned, Directly or Indirectly, as of the Date Hereof
TOM S. KUSUMOTO(1) President and Director	Director and President, Mercury Partners & Company Inc.; President and Director, Takla Star Resources Ltd.; Director, Wavefire.com Inc.;	1998	552,490 (2)
TIAN KUSUMOTO Secretary and Director	Director and Secretary, Mercury Partners & Company Inc.; Secretary and Director, Takla Star Resources Ltd.; Director, Infinity Resource Corporation;	1998	Nil
ALEX W. BLODGETT(1) Director	Director, Mercury Partners & Company Inc.; Vice-President, Oxford Bancorp Inc.; formerly, Partner, Gordon Capital Corporation; formerly, Vice-President of corporate finance, Bankers Trust Company	1998	Nil
LANCE ENG Director	Vice-President, SG Cowen Securities Corporation; formerly Senior Associate, Global Corporate Finance, Arthur Andersen (Singapore); formerly Investment Banker, Development Bank of Singapore	2001	Nil

(1) Member of the Audit Committee.
(2) The shares are held by Geko Bank Corp., a company wholly owned by Tom S. Kusumoto.

The Corporation does not have an executive committee of the Board.

STATEMENT OF EXECUTIVE COMPENSATION

Summary of Executive Compensation

The following table sets forth certain summary information concerning compensation paid or accrued for services rendered to the Corporation in all capacities during each of the last three financial years of the Corporation to its Chief Executive Officer and to the other executive officers of the Corporation who received a combined salary and bonus in excess of $100,000 during the financial year ended December 31, 2001 (collectively, the "Named Executive Officer").

Summary Compensation Table

Name and Principal Position	Financial Year Ended December 31,	Annual Compensation			Long-Term Compensation Awards	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	All Other Compensation ($)
Tom S. Kusumoto President and Chief Executive Officer	2001 2000 1999	60,000[(1)] 60,000[(1)] 60,000[(1)]	— — —	— — —	— — —	— — —

(1) Paid as fees to Geko Bank Corp., a company wholly owned by Tom S. Kusumoto.

Option/SAR Grants During the Most Recently Completed Financial Year

The Corporation did not grant any options/SARS to the Named Executive Officer during the financial year ended December 31, 2001.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

The Named Executive Officer does not hold any options or freestanding SARs to acquire securities of the Corporation and did not acquire any securities of the Corporation on the exercise of options or freestanding SARs during the financial year ended December 31, 2001.

Management Contracts

There are no management functions of the Corporation or its subsidiaries, which are performed to a substantial degree by a person other than a director or senior officer.

APPOINTMENT OF AUDITOR

The persons named as proxyholders in the Proxy intend to vote for the re-appointment of Davidson & Company, Chartered Accountants, as the Corporation's auditors until the next annual meeting of the shareholders, at a remuneration to be fixed by the Board. Davidson & Company were first appointed as the Corporation's auditors on September 1, 1998.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Since the beginning of the most recently completed financial year, no current or former director, executive officer or senior officer of the Corporation, and no proposed management nominee for election as a director of the Corporation, or any associate of such director, officer or proposed nominee, is or has been indebted to the Corporation or any of its subsidiaries.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no director, senior officer or insider of the Corporation, or any associate or affiliate of such director, officer or insider, has any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last financial year that has materially affected the Corporation or any of its subsidiaries, or any proposed transaction that would materially affect the Corporation or any of its subsidiaries, except with respect to an interest arising from the ownership of shares of the Corporation where such person will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of shares in the capital of the Corporation.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No individual who has been a director or senior officer of the Corporation at any time since the beginning of the last financial year of the Corporation, and no proposed management nominee for election as a director, or any associate or affiliate of such director, officer or proposed nominee, has any material interest, direct or indirect, by way of beneficial ownership in the Corporation or otherwise, in the matters to be acted upon at the Meeting, other than the election of directors or appointment of auditors.

OTHER BUSINESS

The management of the Corporation knows of no other matters to come before the Meeting other than referred to in the Notice of Meeting. However, if any other matters which are not known to the management of the Corporation will properly come before the Meeting, the proxy given pursuant to the solicitation by management of the Corporation will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

APPROVAL OF CIRCULAR

The undersigned hereby certifies that the contents and the sending of this Proxy Circular have been approved by the directors of the Corporation.

DATED at Vancouver, British Columbia, this 16th day of May, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Tom S. Kusumoto
TOM S. KUSUMOTO

MERCURY PARTNERS & COMPANY INC.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF MERCURY PARTNERS & COMPANY INC. (THE "CORPORATION") FOR USE AT THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 27, 2002 (THE "MEETING").

The undersigned, a registered shareholder of the Corporation, appoints Tom S. Kusumoto or failing him Tian Kusumoto, both directors and officers of the Corporation, or instead of either of them ______________________________, as proxyholder, with power of substitution, to attend and vote in respect of all common shares of the Corporation registered in the name of the undersigned at the Meeting or at any adjournment thereof. The undersigned revokes any proxy previously given with reference to the Meeting or any adjournment thereof. Without limiting the general powers conferred, the said proxyholder is directed to vote as indicated upon the following matters:

1. The election of TOM S. KUSUMOTO as a Class III director:

   FOR [ ] WITHHOLD FROM VOTING [ ]

2. The re-appointment of Davidson & Company, Chartered Accountants, as the auditors of the Corporation for the ensuing year:

   FOR [ ] WITHHOLD FROM VOTING [ ]

3. The authorization to the directors to fix the remuneration to be paid to the auditors for the ensuing year:

   FOR [ ] AGAINST [ ]

NOTES:

1. This proxy confers discretionary authority with respect to amendments or variations of the matters identified in the Notice of Meeting or other matters which might properly come before the Meeting.

2. **A shareholder has the right to appoint a person (who need not be a shareholder) to represent him or her at the Meeting other than the management nominees.** If you desire to designate as proxyholder a person other than Tom S. Kusumoto or Tian Kusumoto, the management nominees, you should strike out their names and insert in the space provided the name of the person you desire to designate as proxyholder or complete another proper form of proxy.

3. A proxy, to be valid, must be dated and signed by a shareholder or his or her attorney authorized in writing or, where a shareholder is a corporation, by a duly authorized officer or attorney of the corporation. If a proxy is executed by an attorney for an individual shareholder, or by an officer or attorney of a corporate shareholder not under its common seal, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof must accompany the proxy instrument. If this proxy is not dated, it will be deemed to bear the date on which it is mailed to shareholders.

4. A proxy, to be effective, must be deposited with the Corporation c/o Suite 1280 - 625 Howe Street, Vancouver BC, V6C 2T6, Fax: (604) 684 7377, not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the Meeting or any adjournment thereof.

____
Signature

____
Name (Please Print)

____
Address

____

NUMBER OF SHARES ____________________

DATED this ______ day of ______________, 2002.

TO REGISTERED AND BENEFICIAL SECURITY HOLDERS OF MERCURY PARTNERS & COMPANY INC. (THE "CORPORATION")

In accordance with National Policy Statement No. 41 entitled "Shareholder Communication", registered and beneficial shareholders of the Corporation may elect annually to have their names added to the Corporation's supplemental mailing list in order to receive interim financial statements. If you are interested in receiving such statements, please complete and return this form to the Corporation at the following address:

MERCURY PARTNERS & COMPANY INC.
Suite 613, 375 Water Street
Vancouver, British Columbia
V6B 5C6

Name of Shareholder: ______________________________

Address: ______________________________
(Street)

____
(City)

____
(Province or State)

____
(Postal or Zip Code)

No. of Shares Owned: ______________________________

Signature: ____
I certify that I am a registered or beneficial shareholder of the Corporation.

Dated this _____ day of ___________, 2002.

GREG MACRAE
1280, 625 HOWE STREET
VANCOUVER, BRITISH COLUMBIA

May 24, 2002

Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Canadian Venture Exchange

Dear Sirs:

RE: **Mercury Partners and Company Inc.**

We confirm that the following material was mailed on May 24, 2002 to the names appearing on the registered shareholder list of the company and to intermediaries under National Policy #41 and the company will furnish upon request a copy of the following material:

1. Notice of Annual Meeting of Shareholders
2. Form of Proxy
3. Information Circular dated May 16, 2002
4. Audited Consolidated Financial Statements for the year ended December 31, 2001
5. National Policy#41 Return Card

In compliance with regulations made under the Securities Act, we are providing this material to you in my capacity as agent for Mercury Partners and Company Inc.

Yours truly,

/s/ Greg MacRae

Greg MacRae

SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act of 1934*, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant: **MERCURY PARTNERS & COMPANY INC.**

By: ______________________

TOM S. KUSUMOTO, PRESIDENT

Date: May 27, 2002